SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2006, incorporated by reference herein:

Exhibit
99.1
Release dated July 31, 2006, entitled “TRADING STATEMENT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 31, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)

TRADING STATEMENT

In terms of the Listings Requirements of the JSE Limited, companies are required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the current reporting period will differ by at least 20% from those of the previous corresponding period.

Shareholders are advised that the board of directors of DRDGOLD expect that the company’s headline loss per share for the twelve months ended June 2006 will be in the range of 15% to 25%
greater than that reported for the twelve months ended June 2005.

This is as a result of post tax loss contributions from the Barrick Gold Corporation managed
Porgera Mine (West Wall Remediation which resulted in lower gold production and increased costs), Tolukuma Mine (lower gold production mainly as a result of excessive rain during the year resulting in the flooding of the main production areas as previously reported and cost increases) and
Emperor Mines Limited (Vatukoula Mine reorganisation, announced in April 2006, which has resulted in no production during May and June 2006). These were partially offset by a much improved profit contribution from Blyvoortuitzicht Mine and the remaining South African operations and the inclusion of minorities for the first time arising from the consolidation of
Emperor Mines Limited.

In addition the basic loss per share will be in the range of 60% to 70% lower (a smaller loss) than that reported for the twelve months ended June 2005, due to the reversal of an impairment charge for ERPM mine following a return to profitability and an increased mine life and a profit being generated from discontinued operations for the current period as opposed to a loss for the previous period.

The above financial information refers to changes in bottom line losses as calculated using IFRS
Accounting Standards.

The financial information on which this trading statement has been based has not been reviewed and reported on by the company’s auditors. The year end audit is currently in process. The results for the year ended 30 June 2006 are expected to be announced on or about 24 August 2006.

Johannesburg
31 July 2006

Sponsor
Standard Bank